SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 62)*

                                  VALHI, INC.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   918905100
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694

                                 (972) 233-1700

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 19, 1998
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               93,739,554
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         93,739,554

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           93,739,554

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           81.9%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               104,630,563
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         104,630,563

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           104,630,563

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           91.5%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               104,630,563
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         104,630,563

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           104,630,563

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           91.5%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               93,739,554
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         93,739,554

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           93,739,554

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           81.9%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               93,739,554
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         93,739,554

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           93,739,554

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           81.9%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO

CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER
                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               104,630,563
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         104,630,563

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           104,630,563

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           91.5%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               105,428,563
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         105,428,563

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           105,428,563

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           92.2%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No. 918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               106,223,946
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         106,223,946

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,383

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN


                                AMENDMENT NO. 62
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Valhi, Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.
Item 2.   Identity and Background

     No change except for the addition of the following:

     (a) This Statement is filed by (i) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National") and Contran Corporation ("Contran") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of VGI and National (as described below in this Statement), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") and Southwest Louisiana Land Company, Inc. ("Southwest") and (iii) by virtue of his positions with Contran and certain of the other entities (as reported on this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     VGI, National and Contran are the direct holders of approximately 81.9%, 9.5% and 0.5%, respectively, of the 114,400,214 Shares outstanding as of June 25, 1998 according to information furnished by the Company (the "Outstanding Shares"). Together, VGI and National may be deemed to control the Company. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI.
Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.8% and 63.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain of Mr. Simmons' children and grandchildren (the "Trusts"), of which Mr. Simmons is the sole trustee. As the sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.2% of the Outstanding Shares. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Due to the terms of the CDCT No. 2, Contran (i) retains the power to vote the Shares held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of the Outstanding Shares. The CMRT is a trust formed by the Company to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by the Company and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest in the Shares held by the CMRT and his interest as a beneficiary of the CDCT No. 2.

     The Harold Simmons Foundation, Inc. (the "Foundation") directly holds approximately 0.5% of the Outstanding Shares. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation. Mr. Simmons, however, disclaims beneficial ownership of any Shares held by the Foundation.

     Harold C. Simmons' spouse is the direct beneficial owner of 77,000 Shares, or approximately 0.1% of the Outstanding Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

     The Reporting Persons understand that NL Industries, Inc. ("NL") and Valmont Insurance Company ("Valmont") directly held 1,186,200 Shares and 1,000,000 Shares, respectively. The Reporting Persons further understand that, pursuant to Delaware law, the Company treats the Shares that Valmont and NL hold directly as treasury stock for voting purposes. For the purposes of this Statement, the Shares that Valmont and NL hold directly are not deemed outstanding.

     The Company and Tremont Corporation ("Tremont") are the direct holders of approximately 58.1% and 17.7%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. The Company, the Foundation, NL and Valmont are the direct holders of approximately 48.3%, 3.9%, 0.6% and 0.5%, respectively, of the outstanding common stock of Tremont. The Company may be deemed to control Tremont. The Company is the holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Mr. Harold C. Simmons is chairman of the board of NL and is a director of Tremont.

Item 3.   Source and Amount of Funds or Other Consideration

     No change except for the addition of the following:

     The total amount of funds required by VGI to acquire the Shares reported in
Item 5(c) was $78,933,182.42 (including commissions). Of such funds, (i) $78,845,864.92 was provided by VGI's cancellation of the same amount of principal and accrued interest that Contran owed VGI and (ii) $87,317.50 (including commissions) was provided by Contran's cash on hand.

Item 4.   Purpose of Transaction

     No change except for the addition of the following:

     VGI and Contran purchased the Shares reported in Item 5(c) of this Amendment for investment purposes.

     By virtue of the relationships and positions held by Harold C. Simmons as reported in Item 2, Mr. Simmons, directly and indirectly through Contran, may be deemed to control the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     On June 19, 1998, Contran sold 8,095,058 Shares to VGI at a price of $9.74 per share (the "Sale") pursuant to the terms of a Stock Purchase Agreement dated June 19, 1998 between Contran and VGI (the "Stock Purchase Agreement"). The description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement attached hereto as Exhibit 4, which is incorporated into this Statement by reference.

     The Sale was effected concurrently with the sale (the "Tremont Stock Sale") by VGI, National and Contran of 2,361,300 shares, 350,360 shares and 236,371 shares, respectively, of Tremont common stock to the Company at a purchase price of $56 per share.

     Contran used approximately $106.6 million of the proceeds of the Tremont Stock Sale and funds advanced from VGI to repay fully Contran's outstanding balance of principal and accrued interest owed to the Company under a $120 million revolving credit agreement entered into on February 6, 1998 between the Company, as lender, and Contran, as borrower (the "Credit Agreement"). The Company and Contran canceled the Credit Agreement as of June 19, 1998.

     Approximately $78.8 million proceeds of the Sale were used to reduce the outstanding balance of principal and accrued interest that Contran owed to VGI, including the amount VGI had advanced to Contran in conjunction with the Tremont Stock Sale.

Item 5.   Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT, Mr. Simmons' spouse and Mr. Simmons are the direct beneficial owners of 93,739,554, 10,891,009, 608,600, 600,000, 189,400, 115,000, 77,000, 3,383 of the Shares,
respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Dixie Holding and Dixie Rice may each be deemed to be the beneficial owner of the 93,739,554 Shares (approximately 81.9% of the Outstanding Shares) directly held by VGI;

          (2) National, NOA and Southwest each may be deemed to be the beneficial owner of the 104,630,563 Shares (approximately 91.5% of the Outstanding Shares) directly held by VGI and National;

          (3) Contran may be deemed to be the beneficial owner of the 105,428,563 Shares (approximately 92.2% of the Outstanding Shares) directly held by VGI, National, Contran and the CDCT No. 2; and

          (4) Harold C. Simmons may be deemed to be the beneficial owner of the 106,223,946 Shares (approximately 92.9% of the Outstanding Shares) directly held by VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT, Mr. Simmons' spouse and himself.

     Except for the 3,383 Shares that he holds directly and to the extent of his vested beneficial interest in Shares directly held by the CMRT and his interest as a beneficiary of the CDCT No. 2, Mr. Simmons disclaims beneficial ownership of all Shares.

     (b)  By virtue of the relationships described in Item 2:

          (1) VGI, Dixie Holding and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the Shares directly held by VGI;
          (2) National, NOA and Southwest may each be deemed to share the power to vote and direct the disposition of the Shares directly held by VGI and National;

          (3) Contran may be deemed to share the power to vote and direct the disposition of the Shares directly held by VGI, National, Contran and the CDCT No. 2; and

          (4) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares directly held by VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT, Mr. Simmons' spouse and himself.

     (c) On June 19, 1998, VGI purchased from Contran 8,095,058 Shares in the Sale for $9.74 per share in a privately negotiated transaction. On June 26, 1998, Contran purchased on the New York Stock Exchange the following Shares for the following prices:

                                    Approximate Price
                                      Per Share ($)
                     Number of        (exclusive of
      Date             Shares          commissions)
---------------   ---------------  -------------------
    06/26/98            1,500            $10.000
    06/26/98            7,100            $10.125

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No change except for the addition of the following:

     As discussed under Item 4, on June 19, 1998 Contran and VGI entered into the Stock Purchase Agreement whereby Contran sold 8,095,058 Shares to VGI at a price of $9.74 per share. The description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement attached hereto as Exhibit 4, which is incorporated into this Statement by reference.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows:

Exhibit 1 Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 2 Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation (incorporated by reference to Exhibit 12 to Amendment No. 59 to this Statement).

Exhibit 3      Contran Deferred Compensation Trust No. 2 (Amended and
               Restated), dated as of January 2, 1998, between Contran Corporation and Boston Safe Deposit and Trust Company (incorporated by reference to Exhibit 1 to Amendment No. 7 to the Schedule 13D filed on February 3, 1998 with the Securities and Exchange Commission by Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation and Harold C. Simmons, with respect to the common stock of Tremont Corporation).

Exhibit 4* Stock Purchase Agreement, dated June 19, 1998, between Contran Corporation and Valhi Group, Inc.

----------

*    Filed herewith.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 29, 1998




                                By: /s/ Harold C. Simmons
                                    ----------------------------
                                    Harold C. Simmons
                                    Signing in his individual capacity only.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 29, 1998





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


Steven L. Watson, as Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI GROUP, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.


                                 EXHIBIT INDEX

Exhibit 1 Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 2 Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation (incorporated by reference to Exhibit 12 to Amendment No. 59 to this Statement).

Exhibit 3      Contran Deferred Compensation Trust No. 2 (Amended and
               Restated), dated as of January 2, 1998, between Contran Corporation and Boston Safe Deposit and Trust Company (incorporated by reference to Exhibit 1 to Amendment No. 7 to the Schedule 13D filed on February 3, 1998 with the Securities and Exchange Commission by Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation and Harold C. Simmons, with respect to the common stock of Tremont Corporation).

Exhibit 4* Stock Purchase Agreement, dated June 19, 1998, between Contran Corporation and Valhi Group, Inc.

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*    Filed herewith.